July 25, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Nalbantian/ Ms. Ransom

Re:	Safe & Green Holdings Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 21, 2025

Dear Mr. Nalbantian and Ms. Ransom

On behalf of Safe & Green Holdings Corp. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of July 24, 2025, with respect to the Company’s Registration Statement on Form S-1 (the “Form “S-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 2 to the Form S-1 (the “S-1”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary

Recent Developments

Reverse Stock Split, page 6

1. We note your response to prior comment 3 and reissue in part. We acknowledge your response that relevant disclosure has been added to the "Nasdaq Continued Listing Rule Compliance" sub-section. Please include updated reverse stock split disclosure to this section; alternatively, please update the title of this sub-section to emphasize that the disclosure is limited to 2024.

Response: In response to this comment, the Company respectfully advises the Staff that the Nasdaq Continued Listing Rule Compliance section covers has been amended to clarify exactly where the Company stands today with its plan of compliance with Nasdaq.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036

T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

Nasdaq Deficiency Notice, page 8

2. We note your response to prior comment 1 and reissue. We note your new disclosure on page 6; however, that disclosure seems to be focused on your more recent closing bid price and Series B Warrants appeals process with Nasdaq. Please update this section to reflect any notification from Nasdaq with regards to your Nasdaq Listing Rule 5550(b)(1) compliance plan. You currently have disclosure on page 8 regarding your November 2024 appeals plan with Nasdaq and disclosure on page 6 that as of the February 2025 merger you believe you are now in compliance with Rule 5550(b)(1). Please also include if you have, or have not, received any official notification from Nasdaq regarding regained compliance with Rule 5550(b)(1).

Response: In response to this comment, the Company respectfully advises the Staff that it has updated the disclosure on page 6 to clarify the Company’s 2025 plans for the Reverse Stock Split as requested by the Staff. Additionally, we have updated the disclosure on page 6, to clarify the Company’s current compliance with Nasdaq’s stockholders’ equity requirement.

General

3. We note your response to prior comment 6 and reissue in part. We note in your response letter that the Series A and Series B Warrants have been eliminated following the execution of the Exchange Agreement on July 17, 2025. The Series A and Series B Warrants, despite no longer existing, still feature prominently in your registration statement and frequently without indication that they no longer exist. Please revise your registration statement so that it only consistently refers to securities that were issued and those that are being registered for resale.

Response: In response to this comment, the Company respectfully advises the Staff that it has revised the registration statement in accordance with the Staff’s request to remove references to the Series A and Series B Warrants, as requested by the Staff. However, there is a discussion of the April 2025 Private Placement on page 5, which mentions that the Company has exchanged these Series A and Series B Warrants for the Series B Preferred Stock, which the Company is material for investors to understand how the Series B Preferred Stock was acquired

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036

T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

4. We note your response to prior comment 10 in our comment letter dated May 19, 2025, however, we are unable to properly analyze your response given that your disclosure continues to be unclear as to the amount of shares outstanding. For example, on page 9 you state that the amount of common stock to be outstanding after the offering, or 20,408,160 shares, will be the same as the number of securities being offered by the Selling Stockholder, which is factually inaccurate. Your disclosure on page 10 is similarly confusing where you state that "the number of shares of our Common Stock to be outstanding after this offering is based on 12,120,651 shares of Common Stock outstanding as of July 18, 2025, plus the 2,504,040 Shares, assumes we issue the additional 17,904,120 shares of Common Stock that are issuable under the Pre-Funded Warrants." Revise to clarify whether the 12,120,651 shares of Common stock outstanding as of July 18, 2025 includes the 2,504,040 shares of Common stock issued to the Selling Stockholder; we presume such shares were already issued given that you are registering the resale of such shares. Disclosure is similarly unclear on pages 17 and 18, in your Security Ownership of Certain Beneficial Owners and Management table and your Selling Stockholder table. Revise to clarify.

Response: In response to this comment, the Company respectfully advises the Staff that it has revised the outstanding share numbers consistently throughout the registration statement, including on page 9, page 10, page 17, page 18 and elsewhere as applicable, as requested by the Staff, to accurately reflect the shares outstanding of the Company.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 516-459-8161.

Sincerely,

/s/Arthur Marcus
Arthur Marcus, Esq.
Sichenzia Ross Ference Carmel LLP

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036

T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

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